UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

IDX Systems Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

449491109

(CUSIP Number)

Michael McAlevey General Electric Company 3135 Easton Turnpike Fairfield, CT 06828 (203) 373-2967	Eric S. Shube Allen & Overy LLP 1221 Avenue of the Americas New York, New York 10020 (212) 610-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449491109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) General Electric Company 14-0689340

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power Common Stock: 7,651,559 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 7,651,559 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock: 23.3% (3)

14.	Type of Reporting Person (See Instructions) CO

(1)           Pursuant to an Agreement and Plan of Merger dated as of September 28, 2005 (the Merger Agreement), by and among General Electric Company, a New York corporation (GE), Igloo Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of GE (Transitory Sub), and IDX Systems Corporation, a Vermont corporation (IDX), and subject to the conditions set forth therein (including approval by shareholders of IDX) and an Assignment Agreement dated as of October 4, 2005 (the Assignment Agreement), between Igloo Acquisition Corporation, a Vermont corporation and a wholly owned subsidiary of GE (Merger Sub) and Transitory Sub assigning all of Transitory Sub’s rights, interests and obligations under the Merger Agreement to Merger Sub, Merger Sub will merge with and into IDX, and IDX will become a wholly owned subsidiary of GE (such events constituting the Merger).  6,295,682 shares of IDX common stock (and up to an additional 1,355,877 shares of IDX common stock that may be acquired by the Shareholders (as defined below) pursuant to stock options to acquire shares of IDX common stock) (the Shares) are subject to Shareholder Agreements (the Shareholder Agreements) entered into by GE and certain shareholders of IDX (see Schedule A attached hereto) (the Shareholders).  Any shares acquired by a Shareholder during the term of the Shareholder Agreement to which such Shareholder is a party are subject to the terms of such Shareholder Agreement.  Pursuant to each Shareholder Agreement, the Shareholder party thereto has agreed, among other things, to vote (or cause to be voted) its or his Shares (a) in favor of the Merger, the approval of the Merger Agreement and each of the other transactions contemplated by the Merger Agreement and (b) against any alternative transaction.  Each Shareholder may vote the Shares held by it or him on all other matters.  As part of its Shareholder Agreement, each Shareholder has granted an irrevocable proxy to GE with respect to the voting of the Shares owned by such Shareholder for the matters covered by such Shareholder Agreement.

(2)           GE expressly disclaims beneficial ownership of any of the shares of IDX common stock covered by the Shareholder Agreements.

(3)           Based on 31,437,138 shares of IDX common stock being outstanding as of November 11, 2005 and the 1,355,877 shares of IDX common stock that may be acquired by the Shareholders pursuant to stock options, the number of shares of IDX common stock indicated represents 23.3% of the outstanding shares of IDX common stock.

This statement on Schedule 13D (this Statement) relates to the Schedule 13D filed with the Securities and Exchange Commission on October 11, 2005, as amended by Amendment No. 1 filed on December 8, 2005 (Amendment No. 1), with respect to the common stock, par value $0.01 per share, of IDX Systems Corporation, a Vermont corporation (IDX), filed on behalf of General Electric Company, a New York corporation (GE).

Paragraph 3 of the Introduction to Amendment No. 1 is hereby amended by replacing the last two sentences with the following:

“Following the sales and transfers referred to above, and the execution of the new shareholder agreements as of December 6, 2005, the number of shares now subject to shareholder agreements with GE is 6,295,682 shares of IDX common stock (and up to an additional 1,355,877 shares of IDX common stock that may be acquired by the Shareholders pursuant to stock options to acquire shares of IDX common stock), as set forth on Schedule A to this Statement.  Such shares and options constitute 23.3% of the issued and outstanding shares of IDX common stock based on the number of shares of IDX common stock outstanding as of November 11, 2005 and the outstanding 1,355,877 shares of IDX common stock that may be acquired by the Shareholders pursuant to stock options.”

Item 4 is hereby amended by replacing the last sentence with the following:

Item 4.	Purpose of Transaction

“After giving effect to the Transfers and Gifts and execution of the New Shareholder Agreements and the Shareholder Agreement Amendments, the number of shares now subject to shareholder agreements with GE is 6,295,682 shares of IDX common stock (and up to an additional 1,355,877 shares of IDX common stock that may be acquired by the Original Shareholders pursuant to stock options to acquire shares of IDX common stock).”

Item 5 is hereby amended by replacing the last sentence with the following:
Item 5.	Interest in Securities of the Issuer

(a) - (b)  “After giving effect to the Transfers and Gifts and execution of the New Shareholder Agreements and the Shareholder Agreement Amendments, the number of shares now subject to shareholder agreements with GE is 6,295,682 shares of IDX common stock (and up to an additional 1,355,877 shares of IDX common stock that may be acquired by the Shareholders pursuant to stock options to acquire shares of IDX common stock).  Such shares and options constitute 23.3% of the issued and outstanding shares of IDX common stock based on the number of shares of IDX common stock outstanding as of November 11, 2005 and the outstanding 1,355,877 shares of IDX common stock that may be acquired by the Shareholders pursuant to stock options.”

Item 7 is hereby amended by deleting Exhibit 2.2 thereof.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies as of December 12, 2005 that the information set forth in this statement is true, complete and correct.

General Electric Company

By:	/s/ MICHAEL MCALEVEY
	Name:	Michael McAlevey
	Title:	Associate Secretary

SCHEDULE A

SHAREHOLDERS PARTY TO A SHAREHOLDER AGREEMENT WITH

GENERAL ELECTRIC COMPANY

Shareholder Party to Shareholder Agreement	Number of Shares of Common Stock of IDX Systems Corporation Beneficially Owned by Shareholder Subject to Shareholder Agreement	Number of Shares of Common Stock of IDX Systems Corporation Subject to Outstanding Options held by Shareholder

Robert H. Hoehl 2002 Grantor Retained Annuity Trust	810,000	0

Robert H. Hoehl 2005 Grantor Retained Annuity Trust	1,000,000	0

Robert H. Hoehl	867,069	26,039

Richard E. Tarrant	2,001,882	80,000

James H. Crook, Jr.	147,283	1,249,838

The Robert H. Hoehl Charitable Remainder Trust	450,000	0

The Hoehl Family Foundation	350,000	0

The Richard E. and Deborah L. Tarrant Foundation	506,706	0

KrRoJoKaNiPe Holdings, LLC	162,742	0

Total	6,295,682	1,355,877